FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September; 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.☒. Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .☒....No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETER MCDONNELL
(Registrant)

By:	/s/ PETER MCDONNELL
(Signature)

Date 17/10/03

News Release

For Release : Tuesday, September 30, 2003

AMCOR AUSTRALASIA’S MANAGING DIRECTOR, PETER BROWN RETIRES

Subsequent to the announcement in May 2003 that Peter Brown, Managing Director, Amcor Australasia, would be retiring towards the end of 2003, Peter Brown and Amcor have mutually agreed that his retirement will become effective on September 30, 2003. In addition, Amcor is very pleased to announce that he has agreed to continue his association with Amcor as an Adviser to the Group, until the end of 2004.

Consequently, Peter Sutton will now assume his role as Managing Director, Amcor Australasia, from October 1, 2003. His previous post of Deputy Managing Director in Australasia will cease to exist.

Our congratulations go to Peter Sutton upon his commencement of this key leadership position within the Group.

ENDS

For further information contact:

John Murray

Amcor Limited

Executive General Manager

Corporate Affairs

Ph: +61 3 9226 9005

News Release

For release: Tuesday, September 23 2003

AMCOR BOARD CHANGES

The Chairman of Amcor Limited, Mr Chris Roberts, announced today that Mr G J (John) Pizzey has accepted an invitation to join the Amcor Board, effective September 23, 2003.

Mr Pizzey, 58, has worked for Alcoa for over 33 years in general engineering, sales and marketing and since 1988 has had responsibility for an increasing number of Alcoa’s smelters and refineries culminating in him currently being accountable for Alcoa’s worldwide smelting and refinery system working out of the USA.

Mr Roberts said: “Mr Pizzey brings with him a wealth of knowledge and international experience in a large multi-national organization and will complement the skill base of the existing Amcor Board.”

He is also the Chairman of Alcoa of Australia Ltd and a Director of the Alcoa Foundation Inc; Deputy Chairman of ION Ltd and Chairman of the London Metal Exchange Ltd and the International Aluminium Institute.

Mr Pizzey holds a Bachelor of Engineering (Chemical).

Mr Roberts also announced the resignation of Mr T C (Tommie) Bergman, effective October 23, 2003.

Mr Roberts said: “Mr Bergman has made a valued contribution to Amcor since he joined the Board in December 1997. We thank him and wish him well for the future.”

ENDS

For further information contact:

Chris Roberts	Russell Jones
Chairman	Managing Director and CEO
Telephone: +61 2 9324 3071	Telephone: +61 3 9226 9001